MIDLAND CAPITAL HOLDINGS CORPORATION

EXHIBIT 11 - STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,		Nine Months Ended March 31,
	2001	2000	2001	2000
Net Income	$ 66,561	$ 96,615	$272,441	$227,450

Weighted average common shares outstanding for basic computation	363,975	363,975	363,975	363,975

Basic earnings per share	$ 0.18	$ 0.27	$ 0.75	$ 0.62

Weighted average common shares outstanding for basic computation	363,975	363,975	363,975	363,975

Common stock equivalents due to dilutive effect of stock options	2,348	2,203	2,509	3,276

Weighted average common shares and equivalents outstanding for diluted computation	366,323	366,178	366,484	367,251

Diluted earnings per share	$ 0.18	$ 0.26	$ 0.74	$ 0.62